SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

Commission file number 1-13179

A.                                   Full title of the Plan:

FLOWSERVE CORPORATION RETIREMENT SAVINGS PLAN

B.                                     Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office.

FLOWSERVE CORPORATION
222 West Las Colinas Boulevard Suite 1500 Irving, TX 75039-5421

INDEX TO EXHIBITS on Page 3

REQUIRED INFORMATION

The Flowserve Corporation Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974.

Item 4.  In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 28.1 to this Report:

(a)                     Report of Independent Auditors.

(b)                    Statements of Net Assets Available for Benefits – December 31, 2002 and 2001.

(c)                     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002.

(d)                    Notes to Financial Statements.

(e)                     Schedule H; Line 4i – Schedule of Assets Held for Investment Purposes as of December 31, 2002.

(f)                       Schedule H; Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2002.

The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee of Flowserve Corporation, which administers the Plan, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

Flowserve Corporation Retirement Savings Plan

	BY:	Renée J. Hornbaker
Renée J. Hornbaker
Vice President and Chief Financial Officer

Date: June 30, 2003

INDEX TO EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit

23.1	Consent of PricewaterhouseCoopers LLP

28.1	Annual Financial Statements of the Flowserve Corporation Retirement Savings Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002